MEREDITH HOLDINGS CORPORATION
1716 Locust Street
Des Moines, Iowa 50309-3023
November 9, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Heather Clark
Mark Rakip
Sherry Haywood
Erin Purnell

Re:	Meredith Holdings Corporation
Registration Statement on Form 10-12B
Filed October 28, 2021
File No. 001-40987
Dear Ms. Haywood,
On October 28, 2021, Meredith Holdings Corporation, an Iowa corporation (the “Company”), filed with the Securities and Exchange Commission a registration statement on Form 10-12B (File No. 001-40987) (the “Registration Statement”) under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).
The Company hereby requests immediate withdrawal of the Registration Statement, along with all exhibits. The Company has determined that it would be more appropriate to file its registration statement under Form 10-12G under Section 12(g) of the Exchange Act. The Company is withdrawing the Registration Statement in order to file a registration statement on Form 10-12G.
If you have any questions regarding this matter, please contact Darren DeStefano of Cooley LLP at (703) 456-8034 or Darah Protas of Cooley LLP at (202) 650-7928.
[Signature page follows.]

Very truly yours,

/s/ John Zieser
John Zieser
Chief Development Officer and General Counsel
CC: Darren DeStefano, Cooley LLP
Darah Protas, Cooley LLP